Exhibit 99.349

NexTech AR Integrates It’s 3D and AR Ad Functionality With SNAP,
Facebook and Instagram

VANCOUVER, B.C., Canada – August 19th, 2021 – NexTech AR Solutions Corp. (“NexTech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, today announced the advancement of its next generation Ad technology with its integration with SNAP, Facebook and Instagram broadening the companies 3D/AR ad reach.

SAMPLE 3D Google Ads:

3D/AR Furniture Advertisement (Table) - View Here

3D/AR Beverage Advertisement (Don Julio) - View Here

3D/AR Furniture Advertisement (Office Chair) - View here

3D/AR Apparel Advertisement (Motif) - View Here
3D/AR Furniture Advertisement (Table Chair) - View Here

With this announcement NexTech’s customers can now tap not only into Google’s immense network, as previously announced on August 16th, but also into social media applications SNAP, Facebook and Instagram, delivering engaging and streamlined 3D ads. This expansion capability gives the company the ability to tap into the full spectrum of audiences across the web and social media which set’s the company up for success as it rolls out it’s 3D/AR ad network capabilities. According to research from Statista, SNAP has 293 million daily active users, Instagram Stories have 500 million daily active users, and Facebook has 1.9 billion daily active users. This integration provides Nextech AR customers access to a vast audience of daily active users worldwide.

NexTech CEO Evan Gappelberg commented on this product enhancement. “We are now fully positioned to take advantage of the fastest growing segment in the AR industry 3D/AR advertising. With SNAP, Facebook Instagram and as previously announced our ability to deliver 3D/AR ads into the Google Display Network we now can reach a global ad audience of any demographic. With our ability to create 3D content at scale now combined with this global audience reach I believe we are perfectly positioned to accelerate our advertising revenue in the AR space ”, said Gappelberg.

ARtillery Intelligence has released a new report that projects mobile AR revenue to grow from $3.9 billion in 2019 to $21.02 billion in 2024. Enterprise productivity is the leading revenue category in 2020 ($2.58 billion), followed by AR advertising ($1.41 billion) and consumer in-app purchases ($1.38 billion)

To learn more about NexTech’s productions and solutions, please visit NexTech AR Ad Network at https://www.nextechar.com/ar-ad-network.

About NexTech AR

NexTech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

NexTech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

investor.relations@Nextechar.com

Forward Looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.